July 18, 2024

Ronald Gilbbery
Chief Executive Officer
Peraso Inc.
2309 Bering Drive
San Jose, CA 95131

       Re: Peraso Inc.
           Registration Statement on Form S-3
           Filed on July 12, 2024
           File No. 333-280798
Dear Ronald Gilbbery:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Blake Baron